Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Reaches 10 Million Fans Since July 1, Approaching 1 Million a Week in October

Versus, a world leader in interactive audience engagement, has powered over 500 events and is now reaching almost 1 million fans a week via Versus-enabled games and live events

LOS ANGELES, October 18, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) today announced that it has reached a significant milestone in fan engagement since the acquisition of Xcite Interactive in June. Versus has now surpassed 10 million viewers across all platforms since July 1, 2021 and is approaching 1 million viewers per week since the beginning of October.

In the last 100 days, Versus-enabled content has been viewed at over 500 events around the world, including in-venue at multiple stadiums, arenas, and live events. Dozens of NFL, NCAA, NHL, MLB, and MLS games have been powered by Versus fan engagement tools. Versus has also powered fan engagement for events such as live cricket matches in the UK, rodeos in the US, and baseball games in Japan. Moreover, Versus-enabled video game experiences can also be played on HP Omen and Pavilion desktop and laptop computers in the US, China, India, the UK, and Mexico.

With Versus, fans can enjoy all kinds of interactive games and in-venue experiences that enhance live events, whether on their mobile device or on the main-board displays of the greatest venues in the world.

“Our goal is to make everything we work with more fun. We believe that things like interactivity, earned rewards, and quality, contextual second-screen content can make even the best entertainment experiences better - whether it’s your favorite team, your favorite game or your favorite show. The kind of viewership numbers that we are seeing now, and the growth of our audience over the last few months, is very exciting – not just for the company, but for the future as we seek to add more teams, more leagues, and more venues – and also more brands and agencies that are hoping to reach these extremely engaged audiences all over the world,” said Matthew Pierce, founder and CEO of Versus Systems.

With the recent acquisition of Xcite Interactive and the growth from one industry-leading partner to over 60 teams and content partners worldwide, Versus has grown its user base significantly over the last 100 days. Versus has also grown its product offerings, from a historic focus on professional services like bespoke software development and industry-leading live event production, to now offering licensed software and advertising as the fastest-growing parts of its product and service lines. While Versus’ professional services continues to grow with new partnerships, the software licensing and subscriptions as well as the advertising revenue sharing will be a significant focus for the company going forward.

Software licensing and subscriptions empowers teams, leagues, and other live event partners to use the Versus interactive and rewards platform to engage with and reward their audiences, in-venue or at home, while the advertising and sponsorship elements allow brands, agencies, and sponsors - many of whom are already working with Versus-partner teams - to place their products, offers, and rewards inside Versus-enabled interactive content. Versus shares the revenues from these sponsorships and rewards with its content partners including teams and leagues.

“We are excited to see the audience numbers growing the way that they are,” added Pierce. “We believe the future of entertainment - all entertainment - from live events to games to television, is more interactive, more contextual, and more rewarding. Seeing these fans, many of whom are online, on our system, for 30 minutes or more per game, playing and winning and engaging the way that they are - we are very very excited for the future.”

About Versus Systems

Versus Systems Inc. is an engagement and rewards company that makes live events, games, shows, and apps more fun to watch and play. Versus adds interactive games, polling, trivia, predictive elements, and other win conditions to existing entertainment - whether in-venue or online - making the content more contextual, personal, and rewarding. Versus works with world class sports teams, leagues, venues, entertainment companies, and other content creators to make engaging, rewarding experiences for fans all over the world. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.